SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on October 22, 2001

                           Crusade Management Limited,
                           --------------------------
              as manager of the Crusade Global Trust No. 1 of 2001
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
             -------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X            Form 40-F
                            -------                  -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No     X
                          --------             --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

OTHER EVENTS

         On the Quarterly Payment Date falling on October 22, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2001, by the undersigned, thereunto duly authorized.


                                         Crusade Management Limited,
                                            as Trust Manager for the Crusade
                                            Global Trust No. 1 of 2001,
                                            --------------------------------
                                            (Registrant)



Dated: October 28, 2001                  By:     /s/ Roger Desmarchelier
                                             -----------------------------------
                                         Name:    Roger Desmarchelier
                                         Title:   Executive Manager

EXHIBIT INDEX


Exhibit            Description
-------            -----------

99.1               The Noteholders Report for the Quarterly Payment Date on
                   October 22, 2001

                                                                    EXHIBIT 99.1

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                      Coupon Period Ending 22 October 2001

-----------------
|    OMITTED    |
| Crusade Trust |
|     LOGO      |
-----------------


USD NOTES
---------
                                                                             Coupon Payments     Principal      Charge Offs
                        FV Outstanding (USD)  Bond Factor      Coupon Rate        (USD)         Payments(USD)      (USD)
                        --------------------  -----------    --------------  ---------------   --------------   -----------

Class A1 Notes              3,333,793.70        1.852108%     3.74000%           752,704.34    73,743,679.15       0.00
Class A2 Notes            633,100,000.00      100.000000%     3.95000%         6,529,723.06             0.00       0.00



                                                                             Coupon Payments     Principal      Charge Offs
                        FV Outstanding (USD)  Bond Factor      Coupon Rate        (AUD)        Payments (AUD)      (AUD)
                        --------------------  -----------    --------------  ---------------   --------------   -----------

Class A3 Notes            200,000,000.00      100.000000%     5.42610%         2,794,813.15             0.00       0.00
Class B Notes              33,600,000.00      100.000000%     Not Disclosed   Not Disclosed             0.00       0.00
Class C Notes               4,500,000.00      100.000000%     Not Disclosed   Not Disclosed             0.00       0.00



                                                                    30-Sep-01
Pool Summary                                                           AUD
------------                                                    ----------------

Outstanding Balance - Variable Rate Housing Loans                  1,222,265,947
Outstanding Balance - Fixed Rate Loans                               222,658,368
Number of Loans                                                           14,616
Weighted Average Current LVR                                              60.33%
Average Loan Size                                                         98,859
Weighted Average Seasoning                                             36.2 mths
Weighted Average Term to Maturity                                       255 mths


Principal Collections                                                  AUD
---------------------                                           ----------------

Scheduled Principal Payments                                      11,732,592.81
Unscheduled Principal Payments                                   137,141,482.10
Redraws                                                           10,356,727.58

Principal Collections                                            138,517,347.33


Total Available Principal                                              AUD
-------------------------                                       ----------------
Principal Collections                                            138,517,347.33
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         1,946,803.44
Total Available Principal                                        140,464,150.77

Outstanding Principal Draws From Previous Period                  (5,523,721.83)

Principal Distributed                                            140,464,150.77
Principal Retained                                                         0.00


Total Available Funds                                                  AUD
---------------------                                           ----------------

Available Income                                                  28,272,034.26
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             28,272,034.26


Redraw & Liquidity Facilities                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                             Jul-01       Aug-01        Sep-01
                        --------------------------------------------------------
                        1 mth CPR            30.19%       29.42%        25.83%
                        --------------------------------------------------------


ARREARS
-------
                        % of pool (by number)
                        --------------------

31 - 59 days                   0.41%
60 - 89 days                   0.09%

90+ days                       0.09%
Defaults                        Nil
Losses                          Nil